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                SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549
                     _______________________
                          SCHEDULE TO/A

Tender Offer Statement Under Section 14(d)(1) or Section 13(e)(1)
of the Securities Exchange Act of 1934

              (AMENDMENT NO. 4 - FINAL AMENDMENT)

                      DAVID'S BRIDAL, INC.
                (Name of Subject Company (Issuer))

                 ALPHA OMEGA ACQUISITION, INC.
                   a wholly owned subsidiary of
                THE MAY DEPARTMENT STORES COMPANY
               (Names of Filing Persons (Offerors))
                         ________________

              COMMON STOCK, PAR VALUE $.01 PER SHARE
                  (Title of Class of Securities)
                         ________________

                            238576102
              (CUSIP Number of Class of Securities)
                         ________________

                    Richard A. Brickson, Esq.
                The May Department Stores Company
                         611 Olive Street
                  St. Louis, Missouri 63101-1799
                    Telephone: (314) 342-6300

  (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

                            Copy to:
                    J. Michael Schell, Esq.
                    Margaret L. Wolff, Esq.
            Skadden, Arps, Slate, Meagher & Flom LLP
                       Four Times Square
                    New York, New York 10036
                    Telephone: 212-735-3000






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                    CALCULATION OF FILING FEE
_________________________________________________________________
          Transaction Valuation*             Amount of Filing Fee
               $435,684,560                                 $87,137

     *For purposes of calculating amount of filing fee only. This amount assumes that the Offerors purchase (i) 19,469,276 outstanding shares of common stock of David's Bridal, Inc. and
(ii) 2,314,952 shares of common stock of David's Bridal that could be issued upon conversion of any outstanding options, at
the offer price of $20.00 per share.   The amount of the filing
fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50 of 1% of the transaction value.

     [x] Check the box if any part of the fee is offset as provided by Rule 0- 11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid: $87,137
Form or Registration No.: Schedule TO and Schedule TO/A
Filing party: Offerors
Date Filed: July 10, 2000 and July 24, 2000

     [_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
[X] third-party tender offer subject to Rule 14d-1.
[_] issuer tender offer subject to Rule 13e-4.
[_] going-private transaction subject to Rule 13e-3.
[_] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]




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    This Amendment No. 4 (this "Amendment") is the final
amendment to the Tender Offer Statement on Schedule TO, as amended, relating to the offer by Alpha Omega Acquisition, Inc., a Florida corporation (the "Purchaser") and a wholly owned subsidiary of The May Department Stores Company, a Delaware corporation (the "Parent"), to purchase all outstanding shares of common stock, par value $.01 per share (the "Shares"), of David's Bridal, Inc. a Florida corporation (the "Company"), at a price of $20.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase, dated July 10, 2000 (the "Offer to Purchase"), and in the related Letter of Transmittal (which are herein collectively referred to as the "Offer").

Item 8.

    Item 8 is hereby amended and supplemented to add the following:

            "The subsequent offering period for the Offer expired at midnight, New York City time, on Thursday, August 10, 2000. Based on preliminary information provided by the Depositary, a total of 19,423,700 Shares, including guaranteed deliveries, have been validly tendered and not withdrawn pursuant to the Offer, representing approximately 99.7% of the total issued and outstanding Shares.

            On Friday, August 11, 2000, Parent announced that it completed its acquisition of the Company. As a result of the Merger, effective as of 9:00 a.m., Eastern Standard Time, on August 11, 2000, each Share was converted into the right to receive $20.00 in cash. Shares ceased trading on the NASDAQ as of the opening of business on Friday, August 11, 2000."

Item 12.            Exhibits.

(a)(11)         Press Release, dated August 11, 2000.





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                           SIGNATURE


    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                    ALPHA OMEGA ACQUISITION, INC.

                                     By:        /s/ Richard A. Brickson
                                     Name:     Richard A. Brickson
                                     Title:    Vice President and Secretary


                                      THE MAY DEPARTMENT STORES COMPANY

                                      By:       /s/ Richard A. Brickson
                                      Name:     Richard A. Brickson
                                      Title:    Secretary

Dated:  August 11, 2000




                          EXHIBIT INDEX

Exhibit No.         Exhibit Name

(a)(11)    Press Release, dated August 11, 2000.




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